EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND

THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

References are made to the announcement of the Company dated 13 May 2014 regarding the Framework Agreement dated 13 May 2014 and entered into between Feishang Enterprise and Liu Zhi Group in relation to the formation of JV Company, the announcement of the Company dated 28 May 2014 regarding the extension of time for entering into the Supplemental Framework Agreement (collectively, the “Announcements”) and the Listing Document. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements and the Listing Document.

As disclosed in the Announcements, Feishang Enterprise (an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder) and Liu Zhi Group (a state-owned enterprise of the PRC) entered into the Framework Agreement on 13 May 2014 in relation to the formation of JV Company. On 28 May 2014, the parties entered into the Special Agreement to extend the time for entering into the Supplemental Framework Agreement to within one (1) month after signing of the Special Agreement (i.e. on or before 27 June 2014). However, due to the recent coal mine accidents in Liuzhi Special District (as disclosed in the announcement of the Company dated 26 June 2014), the size and complexity of the due diligence involved, the parties have agreed that more time is required for completing the due diligence process and finalising the terms of the Supplemental Framework Agreement, if any. Therefore, the parties have agreed that the Supplemental Framework Agreement will not be executed on or before the aforesaid timeline, and until further notice.

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Since the extension of time for signing the Supplemental Framework Agreement is yet to be certain, the performance of all obligations under the Framework Agreement by Feishang Enterprise and Liu Zhi Group upon execution of the Supplemental Framework Agreement will be postponed accordingly. Save as disclosed above, pursuant to the Special Agreement, all other terms of the Framework Agreement (including the Period of Exclusivity, being a period of three (3) months from the date of the Framework Agreement (i.e. 13 May 2014)) shall remain unchanged.

Further announcement(s) will be made by the Company if and when Feishang Enterprise enters into the Supplemental Framework Agreement or when the Period of Exclusivity expires or when there is material development on the proposed formation of the JV Company.

Shareholders and potential investors should note that the proposed formation of the JV Company may or may not proceed and are advised to exercise caution when dealing in the shares of the Company.

The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED
LI Feilie
Chairman

Hong Kong, 27 June 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and GU Jianshe.

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